Exhibit 7.1

Grupo TMM, S.A.B. and Subsidiaries

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES UNDER IFRS

(Amounts in thousands of dollars)

	December 31,
	2011	2010		2009		2008	2007
Historical ratio:
Fixed charges:
Interest costs and amortization on debt discount or premium in all indebtedness	83,806	78,167		95,051		91,338	55,616
Portion of rent expense representative of interest factor (A)	8,405	12,454		15,566		25,720	22,683

Fixed charges	92,211	90,621		110,617		117,058	78,299

Earnings:
Pretax income from continuing operations	19,526	(78,097)		(94,583)		95,534	(29,193)
Less:
Non-controlling interest	1,009	1,647		1,380		507	160
Equity investee (income) loss	—	136		191		329	1,006
Fixed charges	92,211	90,621		110,617		117,058	78,299
Less:
Capitalized interest						8,352	—

Earnings	110,728	10,741		14,463		203,404	47,940

Ratio of earnings to fixed charges	1.20	(N/A	)(B)	(N/A	)(B)	1.74	(N/A	)(B)

(A)	The Company considered one-third of the rent expense as imputed interest factor.
(B)	Due to the registrant’s loss in 2010, 2009, and 2007, the ratio of earning to fixed charges was less than 1:1. The registrant must generate additional earnings of $ 79.09 million, $ 96.2 million, and $ 30.4 million, respectively to achieve a coverage ratio of 1:1.